U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
000-53537

CUSIP NUMBER
829348 101

Form 10-K      .   Form 20-F      .  Form 11-K      .   Form 10-Q  X .    Form 10-D      .    Form N-SAR      .   Form N-CSR      .

For period ended:

March 31, 2016

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________

PART I - REGISTRANT INFORMATION

Sino Payments, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

7/F, Darton Tower, 142 Wai Yip Street, Kwun Tong, Kowloon

Address of Principal Executive Office (Street and Number)

Hong Kong

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management is in the process of finalizing the operating results of its first quarter 2016.  The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-Q will be filed as soon as practicable and within the 5 day extension period.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. One can identify these statements by our use of such words as "believes," "expects," and similar expressions that do not relate to historical matters. Forward-looking statements in this Notification of Late Filing on Form 12b-25 may include, but are not limited to, statements or inferences about the Registrant's or management's beliefs or expectations, including its expectation with respect to the filing of the Report, and the Registrant’s plans, objectives and intentions that are not historical facts. These statements involve known and unknown risks, uncertainties and other factors that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause the Registrant’s actual results to differ materially from those in the forward-looking statements include factors described under the heading "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2015, or otherwise described in our other public filings. The Registrant’s results may also be affected by factors of which the Registrant is not currently aware. The Registrant’s may not update these forward-looking statements, even though its situation may change in the future, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Channing Au	n/a	+852 2950 4288
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X . No      .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that revenues will be an estimated 97% significantly higher mainly due to service income from systems maintenance have been increased by over 60%

Sino Payments, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2016	By:	/s/ Channing Au
	Name:	Channing Au
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)